# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: QVC GROUP, INC., CIK 0001254699
CUSIP: 747292100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,561,765; sole dispositive power 0; shared dispositive power 8,561,765; aggregate amount beneficially owned 8,561,765 (17.1% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,561,765; sole dispositive power 0; shared dispositive power 8,561,765; aggregate amount beneficially owned 8,561,765 (17.1% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 8,561,765; sole dispositive power 0; shared dispositive power 8,561,765; aggregate amount beneficially owned 8,561,765 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QVC GROUP, INC.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

GoldenTree Asset Management LP (the "Investment Manager")

GoldenTree Asset Management LLC (the "IMGP")

Steven A. Tananbaum
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, NY 10022.
Present principal occupation or employment:
The principal occupation of Mr. Tananbaum is to serve as the managing member of IMGP.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Tananbaum is a citizen of the United States. The remaining Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 16, 2026, Old QVC Group, Inc. (f/k/a QVC Group, Inc.) ("Old QVC Group") and certain of its affiliates, including the Issuer (f/k/a QVC, Inc., and collectively with Old QVC Group and the affiliates, the "Company Parties"), filed voluntary petitions for relief (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") to implement a prepackaged chapter 11 plan of reorganization (the "Plan").

On July 20, 2026, the Bankruptcy Court entered an order confirming the Plan (the "Confirmation Order"), and on August 6, 2026 (the "Plan Effective Date"), the Plan became effective in accordance with its terms and the Company Parties emerged from bankruptcy.

Pursuant to the Plan, on the Plan Effective Date, the Issuer issued (a) approximately 21,430,005 shares of Common Stock to the holders of any allowed claims arising under, derived from, based on or relating to the senior secured notes, including the Reporting Persons, and (b) approximately 28,569,892 shares of Common Stock to the holders of allowed claims arising under, in connection with or on account of the revolving credit facility and any documents entered into in connection therewith, including with respect to any loans outstanding, letters of credit issued thereunder and any indemnities provided thereunder. As a result, the Reporting Persons were issued 7,867,869 shares of Common Stock.

Prior to the Plan Effective Date, the Reporting Persons purchased 19,767 shares of Common Stock for $10.25 per share that were settled following the Pan Effective Date. From August 7, 2026 to August 13, 2026, the Reporting Persons purchased an aggregate of 674,129 shares of Common Stock for aggregate consideration of $10,342,125.28 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The securities reported herein consist of shares of Common Stock held directly by certain funds and separate accounts managed by the Investment Manager as of August 13, 2026.

The ownership percentage set forth herein is based on 49,999,897 shares of Common Stock outstanding as of August 6, 2026 pursuant to the Plan.

The Investment Manager is the investment manager or advisor to certain funds and a separately managed account by the Investment Manager (the "Funds"). IMGP is the general partner of the Investment Manager. Steven A. Tananbaum is the managing member of IMGP. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stockholder Agreement

On the Plan Effective Date, in connection with the effectiveness of the Plan, the Issuer entered into separate stockholder agreements with certain of its stockholders who had received shares of Common Stock pursuant to the Plan, including the Reporting Persons, each between the Issuer and a single stockholder party thereto (or affiliated group of stockholder parties thereto managed by a single fund), in substantially the same form (collectively, the "Stockholder Agreements"), pursuant to which the parties thereto agreed to, among other things, certain board designation rights, governance rights, information rights, preemptive rights and transfer restrictions. No stockholder is deemed to be acting as a member of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with any other stockholder solely as a result of being a party to a Stockholder Agreement or exercising its individual rights thereunder.

Registration Rights Agreement

On the Plan Effective Date, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain of its stockholders who had received Common Stock pursuant to the Plan, including the Reporting Persons (collectively, the "Holders"). Under the Registration Rights Agreement, the Issuer is required to use commercially reasonable efforts to file and maintain one or more registration statements covering the resale of such Holders' shares. Also, under the Registration Rights Agreement, the Holders have certain underwritten offering demand rights and piggyback rights with respect to certain underwritten offerings conducted by the Issuer for its own account or for the account of other stockholders of the Issuer. These registration and other rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an offering and the Issuer's right to delay, suspend or withdraw a registration statement under certain circumstances.

The Registration Rights Agreement contains customary provisions relating to the registration and other procedures to be followed by the Issuer, indemnification and contribution obligations, the selection of underwriters, lock-ups (to the extent requested by an applicable underwriter) and payment by the Issuer of registration and other expenses incident to its obligations thereunder (including reasonable fees and expenses of counsel for the Holders but excluding any underwriting discounts or commissions attributable to sales of shares by the Holders).

The foregoing descriptions of the Stockholder Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.

Exhibit 2: Form of Stockholder Agreement, by and between QVC Group, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 7, 2026).

Exhibit 3: Registration Rights Agreement, dated as of August 6, 2026, by and among QVC Group, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on August 7, 2026).

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (08/14/2026)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (08/14/2026)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (08/14/2026)